PRESS RELEASE
1) REVENUES
2) OPERATING INCOME/ EBITDA
3) CAPITAL EXPENDITURES AND CASH FLOW
4) DEPRECIATION & GOODWILL AMORTIZATION
5) NET FINANCIAL RESULT
6) EXCEPTIONAL ITEMS
7) TAXES
8) NET INCOME/LOSS
9) NET INCOME ADJUSTED TO US GAAP
11) ORDER INTAKE & BACKLOG

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For September 4, 2002

TECHNIP-COFLEXIP

(Exact name of registrant as specified in its charter)

170, Place Henri Régnault

92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82  ___________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 4, 2002	TECHNIP-COFLEXIP

	By:	/s/Miranda Weeks Miranda Weeks Investor Relations Officer

PRESS RELEASE

Paris-La Défense, 4 September 2002

TECHNIP-COFLEXIP:
SECOND QUARTER 2002 RESULTS AND OUTLOOK

     Paris, France — The Management Board of Technip-Coflexip (NYSE: TKP and Euronext: 13170) approved the consolidated accounts of Technip-Coflexip for the second quarter and half year 2002, which have been reviewed by the Supervisory Board.

     The main results of the second quarter and half year of 2002 are as follows (in millions of Euros except per share figures):

		Half Year	Second Quarter

•	Revenues:	2 172.8	1 097.1
•	EBITDA:	164.3	92.3
•	Free Cash Flow	73.1	24.9
•	Net Income after goodwill and exceptional items:	-27.4	-14.1
•	Net Income before goodwill and exceptional items:	33.1	17.0
•	Backlog (at period end):	5 667.0	5 667.0
•	Net income per ordinary share (fully diluted)(1)	1.47	0.77

     Revenues and EBITDA for the second quarter are in line with the estimates provided in the press release issued on 26 July 2002.

     The income statement is affected by unusually high tax charges and foreign exchange losses, leading to a negative net income of EUR 14.1 million, after goodwill amortization charges for an amount of EUR 29.5 million.

     The second quarter was characterized mainly by:

•	A sharp rebound (+28.2%) of the consolidated EBITDA compared to the first quarter 2002;

•	Free cash flow of EUR 24.9 million. For the first 6 months of 2002, free cash flow is, at EUR 73.1 million, 38% higher than during the first 6 months of 2001.

•	Growth in order intake, pushing the backlog of the Group to a new all time high of EUR 5 667 million at the end of June 2002.

° ° °

(1)	Net income prior to goodwill amortization charges and exceptional items and pre-tax financial charges owing to the convertible bonds. NB The calculation of fully diluted earnings per share includes the number of shares that could be issued through the conversion of the convertible bonds.

1) REVENUES

     Revenues come to EUR 1 097.1 million for the second quarter of 2002 and to EUR 2 172.8 million for the first half, decreasing by 11.8% and 6.9% respectively, compared with the same periods in 2001.

     —     Revenues by Business Segment (1)

	Second Quarter 2001
	(proforma)		Second Quarter 2002

Amounts in millions	EUR	% of total	EUR	% of total	USD(2)	% Change y/y

Offshore	541.9	43.6%	560.1	51%	558.7	+3.4%
Onshore/Downstream	534.6	43.0%	390.0	35.6%	389.0	-27.1%
Industries	167.0	13.4%	147.0	13.4%	146.6	-12.0%
Total Technip-Coflexip	1 243.5	100.0%	1 097.1	100%	1 094.4	-11.8%

	At June 30, 2001
	(proforma)		At June 30, 2002

Amounts in millions	EUR	% of total	EUR	% of total	USD(2)	% Change y/y

Offshore	988.5	42.4%	1 045.8	48.1%	1 043.2	+5.8%
Onshore/Downstream	1 089.6	46.7%	892.0	41.1%	889.8	-18.4%
Industries	255.0	10.9%	235.0	10.8%	234.4	-7.8%
Total Technip-Coflexip	2 333.1	100%	2 172.8	100%	2 167.4	-7.4%

(1)	Non audited.

(2)	U.S. Dollar amounts are provided for reader convenience only at the rate of 0.9975USD = EUR1.

     This decrease in revenues is mainly due to the contraction in the Onshore/Downstream Branch and results from lower backlog recorded for this business in 2000 and 2001, as well as unusually long delays, this year, with the entry into force of several large contracts signed in previous years.

     Moreover, the depreciation of the U.S. dollar and of several other currencies relative to the Euro, has started reducing the Euro value of revenues recorded in such currencies.

2) OPERATING INCOME/ EBITDA

     At EUR 92.3 million, EBITDA for the second quarter of 2002 is up 28% compared to the first quarter 2002. It remains, however, below that of the second quarter of 2001 pro forma which came to EUR 130 million.

     EBITDA for the first half of 2001 benefited from the release of large provisions related to the successful outcome of settlements on contracts completed in previous reporting periods, in the Offshore Branch which came to roughly EUR 24.8 million, during the second quarter, and EUR 31.1 million for the first half. Excluding the effects of these items, the Group EBITDA margins would have come to 8.5% for the second quarter of 2001 and to 8.9% for the first half of 2001, levels similar to those observed in 2002.

     —     EBITDA by Business Segment (1)

	Second Quarter 2001
	(proforma)		Second Quarter 2002

Amounts in millions	EUR	% Margin	EUR	% Margin	USD(2)

Offshore	84.2	15.5%	70.5	12.6%	70.3
Onshore/Downstream	43.7	8.2%	15.7	4.0%	15.6
Industries	2.1	1.3%	6.1	4.2%	6.1
Total Technip-Coflexip	130.0	10.5%	92.3	8.4%	92.0

     For the first half of 2002, EBITDA came to EUR 164.3 million.

	First Half 2001
	(proforma)		First Half 2002

Amounts in millions	EUR	% Margin	EUR	% Margin	USD(2)

Offshore	144.7	14.6%	113.6	10.9%	113.3
Onshore/Downstream	89.2	8.2%	43.1	4.8%	43.0
Industries	5.1	2.0%	7.6	3.2%	7.6
Total Technip-Coflexip	239.0	10.2%	164.3	7.6%	163.9

(1)	Non audited.

(2)	U.S. Dollar amounts are provided for reader convenience only at the rate of 0.9975USD = EUR1.

     In the Offshore Branch, operational and financial performance was satisfactory for the main business (subsea umbilicals risers and flowlines — SURF, and Spars) particularly noting the 16% increase in SURF revenues in the first half of 2002. However, the low level of fleet utilization during the first 4 months of this year, and the weak level of utilization of the McNulty fabrication yard, weighed on the first half results. Outlook for the rest of 2002 for fleet utilization, particularly that of the Deep Blue, is positive. Regarding the McNulty fabrication yard, it was sold in July 2002 under the non-strategic asset disposal program.

     Given the conservative method used for margin recognition, the Onshore/Downstream and Industries Branches show a decline in EBITDA, in light of, compared with 2001 when a number of large contracts were completed. The year 2002 will see relatively few large contracts enter into the final phase of construction and commissioning, which is typically when a large portion of margin is recorded. Moreover, given the strong level of bidding activity driven by an active market while revenues are lower, consequently the current year EBITDA ratio is consequently reduced.

3) CAPITAL EXPENDITURES AND CASH FLOW

     Funds from operations(1) amount to EUR 55.6 million for the second quarter, and EUR 111.4 million for the first half of 2002 compared with EUR 109.4 million and EUR189.3 million in Technip-Coflexip’s pro forma accounts for the same periods, respectively, in 2001, (that is before the take-over on Coflexip, which generated additional financial costs).

(1)	Net income + non cash costs (asset depreciation, goodwill amortization charges, and the reimbursement premium for the convertible bond.)

     Capital expenditures totaled EUR 32.7 million for the second quarter and EUR 47.2 million for the first half of 2002 . This should be compared with EUR50.8 million in the second quarter and EUR136.2 million in the first half of 2001 when the Deep Blue was in final stages of construction. Asset disposals, net of taxes, came to EUR 8.9 million during the first half of 2002.

     As a result, free cash flow during the first half of 2002 shows strong growth compared with first half 2001: EUR 73.1 million compared with EUR 53.1 million.

     The rapid implementation of our non strategic asset disposal program led to several sales in recent weeks (the Well Operations business, the McNulty yard, the corporate offices of Coflexip). Proceeds from these sales come to roughly EUR 100 million, pre-tax, and about EUR 79 million post tax, which will be recorded during the second half of 2002.

4) DEPRECIATION & GOODWILL AMORTIZATION

     Depreciation charges were EUR 38.1 million for the second quarter and EUR 76.4 million for the first half of 2002. These depreciation charges remain in line with what we anticipate for 2002: roughly EUR 155 million to EUR 160 million on a full year basis.

     Goodwill amortization charges came to EUR 29.5 million for the second quarter and EUR 58.4 million for the first half of 2002, goodwill amortization charges on a full year basis should, as foreseen, be on the order of EUR 120 million.

     In accordance with standard accounting principles generally accepted in France, gains on the disposal of assets belonging to Coflexip made in the year following its takeover will be recorded as a reduction in the goodwill associated with this acquisition.

5) NET FINANCIAL RESULT

     The financial result amounted to a net charge of EUR 15.2 million for the second quarter and EUR 31.5 million for the first half of 2002. These figures include:

•	A non cash charge: the provision for the reimbursement premium on the convertible bonds for EUR 4.7 million during the second quarter and EUR 7.8 million during the first half of 2002; and

•	An exchange loss of EUR 5.0 million for the second quarter and EUR 6.1 million for the first half. This loss comes mainly from our Brazilian affiliate where the devaluation of the Real has reduced the U.S. dollar value of the monetary assets held by our affiliate whose functional currency is the U.S. dollar. Changing the functional currency in Brazil from the U.S. dollar to the Brazilian real is an option under review by Management.

6) EXCEPTIONAL ITEMS

No significant capital gains or losses were recorded for the second quarter or first half of 2002 or 2001.

7) TAXES

     The effective tax rate came to 46% for the second quarter of 2002 and 37.5% for the first half of 2002. This high level is the result of a combination of factors, the main ones being strong margins recorded in the second quarter in a few high tax countries, and the effect of the foreign exchange loss in Brazil which is not tax deductible. For the full year 2002, the Group’s tax rate could be barring any other unforseen events, similar to that of the first half.

8) NET INCOME/LOSS

     Net income(1) was a loss, of EUR 14.1 million for the second quarter of 2002, and of EUR 27.4 million for the first half of 2002 after goodwill amortization and exceptional items.

     Net income before goodwill and exceptional items comes to EUR 17.0 million for the second quarter of 2002 and EUR 33.1 million for the first half of 2002(1).

9) NET INCOME ADJUSTED TO US GAAP

     Owing to the listing of Technip-Coflexip’s American Depositary Shares (ADS) on the New York Stock Exchange, the company has reconciled its second quarter and first half 2002 results to US GAAP Accounting Standards. The estimated adjustments to 2002 second quarter results total EUR 24.2 million, of which EUR 29.5 million is due to the cancellation of the goodwill charges in accordance with FASB (Financial Accounting Standards Board) statement number 142. On the basis of these items, 2002 net income according to US GAAP, came to EUR 10.1 million for the second quarter and EUR 25.3 million for the first half.

10) DEBT AND CASH POSITION

     After reaching a peak of EUR 1 036 million at end March 2002, net debt has returned to a level similar to the beginning of 2002 :

Amounts in millions
of Euros	31 Dec 01	31 Mar 02	30 June 02	30 Aug 02(1)

Debt(2)	1 639	1 672	1 623	1 537
Cash	763	636	702	698
Net Debt	876	1 036	921	839

(1)	Preliminary estimates

(2)	Does note include the reimbursement premium on the convertible bonds for EUR 93 million.

     The Group’s debt ratio (net debt/equity + net debt) came to 30.6% at end June 2002.

     The average cost of the debt, during the fist half, came to 3.67% (actuarial rate) and to 2.65% (cash cost) after deduction of the reimbursement premium on the convertible bonds.

(1)	For the calculation of net income per share (which takes into account the shares which would be created if the convertible bonds were converted into shares) one must add to these figures the financial charges, net of taxes, owing to the convertible bonds, or EUR5.6 million during the second quarter of 2002 and EUR 9.9 million for the first half of 2002.

11) ORDER INTAKE & BACKLOG

     In total, order intake for the first half came to EUR 2 912 million compared with EUR 2 766 million for the first half of 2001.

     —     Order Intake by Business Segment (1)

	1st half 2001
	(proforma)		1st half 2002

Amounts in millions	EUR	% of total		EUR	% of total	USD(2)	% Change y/y

Offshore	1 341	48.5%	819		28.1%	817	-38.9%
Onshore/Downstream	1 265	45.7%	1 824		62.6%	1 819	+44.2%
Industries	160	5.8%	269		9.3%	268	+68.1%
Total Technip-Coflexip	2 766	100.0%	2 912		100.0%	2 905	+5.3%

(1)	Non audited.

(2)	U.S Dollar amounts are provided for reader convenience only at the rate of 0.9975USD = EUR1.

     The increase in order intake was particularly strong in the Onshore/Downstream Branch (+44%) and Industries (+68%) while the Offshore Branch recorded a 39% decline in order intake. One should note that a large contract, valued at roughly EUR400 million, was recorded in 2001 for Spars when the start of its execution was delayed until 2002. Because of this, the level of activity of the floaters division will in fact, be stronger in 2002 and 2003 than it was in 2001.

     As a result backlog has reached a new record at EUR5 667 million or 15 and a half months of revenues.

     —     Backlog by Business Segment (1)

	At 31 Dec 2001		At 30 June 2002

Amounts in millions	EUR	% of total	EUR	% of total	USD(2)	% Change y/y

Offshore	2 138	43.4%	1 944	34.3%	1 939	-9.1%
Onshore/Downstream	2 498	50.7%	3 420	60.3%	341	+37.0%
Industries	290	5.9%	303	5.4%	302	+4.5%
Total Technip-Coflexip	4 926	100.0%	5 667	100.0	5 652	+15.0%

(1)	Non audited.

(2)	U.S Dollar amounts are provided for reader convenience only at the rate of 0.9975USD = EUR1.

     In addition, at 30 June 2002, the amount of “pre-backlog”: (contracts signed but not yet put into force) was about EUR 900 million, including the Omifco contract which was put into force during summer 2002.

Daniel Valot, Chairman of the Management Board of Technip-Coflexip, commented:

     “2002 proves to be, for us, a year of transition and consolidation in a context of mixed economic indicators.

     For the full year, we estimate that the guidance given in the press release of 26 July 2002, remains valid in the current environment barring changes in oil fundamentals or exchange rates.

     What is important for the Group is that through the acquisitions of Aker Deepwater and Coflexip Stena Offshore, we have created one of the very best engineering and oil services companies in the world, with a unique combination of skills and assets and solid positioning on two high-growth business segments: deep offshore developments, gas and gas-related facilities.

     As reflected in our accounts, these acquisitions have a cost, made mainly of non-cash charges.

     On the other hand, the upsurge in our backlog since the beginning of this year, the rapid progress with the implementation of our non-core asset disposal program and the large potential we have for earnings improvement in several areas (floaters, downstream activity and synergies) lead me to believe that, as soon as 2003, we should be able to improve our financial performance.

     In the offshore arena, although we are not prepared to buy market share by accepting contracts where the of risk/reward balance does not meet our standards, I have every reason to believe that Technip-Coflexip will achieve a leadership position in its market place taking advantage of, in particular, our technological expertise, as was demonstrated recently by the cell SPAR concept being introduced on the market.

     In our onshore activities (Onshore/Downstream and Industries Branches), the earnings recorded this year stand at a low point in a cycle where where a number of large contracts were successfully completed in 2000 and 2001, while new major contracts will bear fruit in 2003 and 2004. The new contracts taken in 2001 and in the first half of 2002 carry life of project margin potential very similar to that of past years.

     Our free cash flow is growing compared to last year, which gives us the flexibility needed to manage active dividend and debt reduction policies. Our backlog is both large and healthy.

     These indicators demonstrate that the Company is in good health and therefore in a strong position to successfully tackle future challenges”.

CONFERENCE CALLS:

     Daniel Valot, Chairman of the Management Board of Technip-Coflexip will comment on the results and will field questions at the following three events on Thursday, September 5, 2002. Copies of his presentation for these meetings will be posted on the company web site in the “Publications” section by 8:00 am September 5, 2002, and can be down loaded.

•	An English language conference call will be at 10:30 a.m. Paris time, 9:30 a.m. UK time:

To participate in the English language conference call, simply dial +44 (0)208 515 2312 (UK) ten to fifteen minutes prior to the scheduled start time.

Please be sure that you call from a touch tone phone to be able to connect to the call and participate in the question and answer session. You will be asked for the name of the conference “Technip-Coflexip” and the name of the Chairman of the Management Board “Mr. Valot”.

A replay will be available, starting 2 hours after the close of the call, for 7 days. To listen to the replay dial +44 (0)208 797 2499 and use the confirmation code 000469.

•	The French language analyst meeting will be open to participation via conference call at 11:30 am Paris time.

To participate in the French language conference call, simply dial +33 (0) 1 56 38 35 35 (France) ten to fifteen minutes prior to the scheduled start time.

Please be sure that you call from a touch tone phone to be able to connect to the call and participate in the question and answer session. You will be asked for the name of the conference “Technip-Coflexip” and the name of the Chairman of the Management Board “Mr. Valot”.

A replay will be available, starting 2 hours after the close of the call, for 7 days. To listen to the replay dial +33 (0) 1 40 50 20 20 and use the confirmation code 8757.

•	An additional English language conference call will be held at 4:00 p.m. Paris time, 10:00 a.m. Eastern US time and 9:00 a.m. Central US time.

To participate in this English language conference call, simply dial +1 (719) 457-2629 (United States) or +44 (0)207 984 7582 (UK) five to ten minutes prior to the scheduled start time.

A replay will be available, starting 2 hours after the close of the call, for 7 days. To listen to the replay dial +1 (719) 457-0820 or +44 (0)207 984 7578 and use the confirmation code 689616.

     All calls will be broadcast live on the Group Website and replays available for 7 days. The Web address is: www.technip-coflexip.com, the replay will be in the “Publications” section.

° °

     With a workforce of about 18,000, Technip-Coflexip ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (Euronext: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.

Technip-Coflexip’s web-site is accessible at: http://www.technip-coflexip.com

     Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.

For further information contact:
Sylvie Hallemans	Miranda Weeks
Press Relations	Investor Relations Officer
TECHNIP-COFLEXIP	TECHNIP-COFLEXIP
Tel. +33 (0) 1 47 78 34 85	Tel. +33 (0) 1 55 91 88 27
Fax +33 (0) 1 47 78 24 33	Fax +33 (0) 1 55 91 87 11
E-mail: shallemans@technip-coflexip.com	E-mail: mweeks@technip-coflexip.com

CONSOLIDATED RESULTS — FRENCH GAAP (UNAUDITED)

     During the first 3 quarters of 2001, 29.4% of Coflexip’s net income was included in Technip’s accounts according to the equity method, whereas Coflexip’s results are now, since the last quarter of 2001, fully consolidated into Technip, renamed Technip-Coflexip.

     In order to facilitate comparison between reporting periods in the following tables, the second quarter and first half of 2001, Technip-Coflexip accounts on a pro forma basis have been established for 2001 for the main items of the income statement (revenues, EBITDA and backlog).

Technip-Coflexip compared with 2001 Proforma Accounts

	Technip-Coflexip			Technip-Coflexip
	Proforma	Technip-Coflexip		Proforma	Technip-Coflexip

	6 months ended June 30, 2001	6 months ended June 30, 2002		Second Quarter 2001	Second Quarter 2002
Amounts in millions
except per share data	EURO	EURO	USD(1)	EURO	EURO	USD(1)

Revenues	2 333.1	2 172.8	2 167.4	1 243.5	1 097.1	1 094.4
% change	—	-7%	-7%	—	-12%	-12%
Cost of Sales and SG&A	(2 094.1)	(2 008.5)	(2 003.5)	(1 113.5)	(1 004.8)	(1 002.3)
EBITDA	239.0	164.3	163.9	130.0	92.3	92.0
% change	—	-31%	-31%	—	-29%	-29%

Technip-Coflexip compared with “Former Technip” figures

	Former Technip	Technip-Coflexip		Former Technip	Technip-Coflexip

	6 months ended June 30, 2001	6 months ended June 30, 2002		Second Quarter 2001	Second Quarter 2002
Amounts in Millions
except per share Data	EURO	EURO	USD(1)	EURO	EURO	USD(1)

EBITDA	107.4	164.3	163.9	53.2	92.3	92.2
Depreciation of Assets	(9.1)	(76.4)	(76.2)	(1.4)	(38.1)	(38.8)
EBITA	98.3	87.9	87.7	51.8	54.2	54.1
Goodwill amortization	(20.4)	(58.4)	(58.3)	(12.2)	(29.5)	(29.4)
EBIT	77.9	29.5	29.4	39.6	24.7	24.6
Net Financial Result	0.4	(31.5)	(31.4)	0.6	(15.2)	(15.2)
Exceptional Items	(1.9)	(2.1)	(2.1)	(0.6)	(1.6)	(1.6)
Equity Income of Investees	16	0.9	0.9	11.2	0.0	0.0
Minority Interest	(0.9)	0.3	0.3	(0.4)	0.4	0.4
Income before income taxes	91.5	(2.9)	(2.9)	50.4	8.3	(8.2)
Income taxes	(35.0)	(24.5)	(24.4)	(16.2)	(22.5)	(22.4)
Net Income after Goodwill amortization and exceptional items	56.5	(27.4)	(27.3)	34.2	(14.1)	(14.1)
Exceptional Items	1.9	2.1	2.1	0.6	1.6	1.6
Goodwill amortization	20.4	58.4	58.3	12.2	29.5	29.4
Net Income before Goodwill amortization and Exceptionnal items	78.8	33.1	33.1	47	17	16.9
Post tax Financial charges on Convertible Bonds	NA	9.9	9.9	NA	5.5	5.6
Net Income for EPS computation	78.8	43.0	43.0	47.0	22.5	22.5
Net Income Per Share(2) (diluted)	4.73	1.47	1.47	2.82	0.77	0.77
Net Income Per ADS(3) (diluted)	NA	0.37	0.37	NA	0.19	0.19
Number of shares and share equivalents outstanding (in circulation):
— on a common shares	16 055 605		26 785 343	16 055 605		26 785 343
— on a diluted basis(4)	16 665 000		29 308 601	16 665 000		29 308 601

1)	U.S. dollar amounts are provided for reader convenience only, converted at the rate of 1 Euro = $0.9975.

2)	Net income prior to goodwill amortization charges and exceptional items and pre-tax financial charges owing to the convertible bonds. NB The calculation of fully diluted earnings per share includes the number of shares that could be issued through the conversion of the convertible bonds.

3)	One ADS is equal to one fourth of one ordinary share.

4)	Does not include the Technip shares held by ISIS, 1,847,376, but includes the dilutive effect of the convertible bonds which were issued end January 2002 (5/6 of 4,667,647 convertible bonds for the first half and 3/3rds for the second quarter), and stock subscription options (480,928).

REVENUES

— Revenues by Region (1)

	Second Quarter 2001
	(proforma)		Second Quarter 2002

Amounts in millions	EUR	% of total	EUR	% of total	USD(2)	% Change y/y

Europe, Russia, Central Asia	402.5	32.4%	334.7	30.5%	333.9	-17%
Africa, Middle-East	363.2	29.2%	200.5	18.3%	200.0	-45%
Asia Pacific	139.0	11.2%	149.3	13.6%	148.9	7%
Americas	338.8	27.2%	412.6	37.6%	411.6	22%
Total	1 243.5	100%	1 097.1	100%	1 094.4	-12%

	At June 30, 2001
	(proforma)		At June 30, 2002

Amounts in millions	EUR	% of total	EUR	% of total	USD(2)	% Change y/y

Europe, Russia, Central Asia	736.5	31.6%	598.3	27.5%	596.8	-19%
Africa, Middle-East	668.2	28.6%	518.8	23.9%	517.5	-22%
Asia Pacific	269.0	11.5%	295.2	13.6%	294.5	10%
Americas	659.4	28.3%	760.5	35%	758.6	15%
Total	2 333.1	100%	2 172.8	100%	2 167.4	-7%

(1)	Non audited.

(2)	U.S Dollar amounts are provided for reader convenience only at the rate of 0.9975USD = EUR1.

EBITDA

— EBITDA by Region (1)

	Second Quarter 2001
	(proforma)		Second Quarter 2002

Amounts in millions	EUR	% Margin	EUR	% Margin	USD(2)

Europe, Russia, Central Asia	63.0	15.6%	52.2	15.6%	52.1
Africa, Middle-East	18.1	5.0%	2.6	1.3%	2.6
Asia Pacific	17.4	12.5%	8.3	5.6%	8.3
Americas	31.5	9.3%	29.2	7.1%	29.1
Total	130.0	10.5%	92.3	8.4%	92.1

	First Half 2001
	(proforma)		First Half 2002

Amounts in millions	EUR	% Margin	EUR	% Margin	USD(2)

Europe, Russia, Central Asia	100.5	13.6%	60.3	10.1%	60.2
Africa, Middle-East	39.8	6.0%	34.8	6.7%	34.7
Asia Pacific	32.5	12.1%	20.0	6.8%	20.0
Americas	66.2	10.0%	49.2	6.5%	49.1
Total	239.0	10.2%	164.3	7.6%	164.0

(1)	Non audited.

(2)	U.S Dollar amounts are provided for reader convenience only at the rate of 0.9975USD = EUR1.

BACKLOG

— Backlog by Region (1)

	At June 30, 2001
	(proforma)		At June 30, 2002

Amounts in millions	EUR	% of total	EUR	% of total	USD (2)	% Change y/y

Europe, Russia, Central Asia	906	17.4%	717	12.6%	715		20.8%
Africa, Middle-East	1 544	29.6%	2 849	50.3%	2 842		84.5%
Asia Pacific	1 054	20.2%	723	12.8%	721	-	31.6%
Americas	1 708	32.8%	1 378	24.3%	1 375		19.3%
Total Technip-Coflexip	5 212	100.0%	5 667	100.0%	5 653		8.5%

(1)	Non audited.
(2)	U.S Dollar amounts are provided for reader convenience only at the rate of 0.9975USD = EUR1.

— Scheduling of Backlog at 30 June 2002 (unaudited)

In Millions of Euro	Offshore	Onshore/Downstream	Industries	Total

For 2002	863	797	105	1 765
For 2003	884	1 330	145	2 359
For 2004 and Beyond	198	1 292	53	1 543
Total	1 945	3 419	330	5 667

CONSOLIDATED BALANCE SHEET

Amounts in millions of Euros	Dec. 31,2001	March 31, 2002	June 30, 2002

ASSETS
Fixed Assets	3 807	3 762	3 659
Work in Progress	6 425	5 659	5 499
Other Current Assets	1 123	1 243	1 149
Premium on redemption of Convertible Bonds	NA	90	86
Cash and cash equivalents	763	636	702
TOTAL ASSETS	12 118	11 390	11 095
LIABILITIES
Shareholders’ Equity	2 214	2 208	2 084
Minority Interests	21	21	20
Accrued Liabilities	338	340	309
Financial Debt	1 639	1 672	1 623
Premium for redemption of Convertible Bonds	NA	93	93
Progress Payments on contracts	6 472	5 613	5 533
Other Current Liabilities	1 434	1 443	1 433
LIABILITIES AND SHAREHOLDERS’ EQUITY	12 118	11 390	11 095